SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2021
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: January 15, 2021

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period December 1 to 31, 2020, filed with the Director General of the Kanto Finance Bureau by Sony Corporation on January 15, 2021

[This is a translation of the Share Buyback Report for the period from December 1, 2020 to December 31, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on January 15, 2021]

Class of Shares: Common Stock

1.	Status of Repurchase (1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of December 31, 2020)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on August 4, 2020 (Period of Repurchase: August 5, 2020 to March 31, 2021）	20,000,000 (Maximum)	100,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	―	―
Progress of the repurchase (%)	―	―

Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on August 4, 2020 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of December 31, 2020)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

December 1
December 2
December 3
December 4
December 7
December 8
December 9
December 10
December 11
December 14
December 15
December 16
December 17
December 18
December 21
December 22
December 23
December 24
December 25
December 28
		10,300 9,200 10,400 47,404 4,701 4,101 71,810 2,100 165,700 28,900 2,701 17,050 1,000 17,800 41,140 11,107 16,200 300 432,915 401

58,577,851
52,321,964
59,146,568
269,594,607
26,735,386
23,323,084
408,395,678
11,943,057
942,364,069
164,359,213
15,361,046
96,966,249
5,687,170
101,231,626
233,970,174
63,167,397
92,132,154
1,706,151
2,462,061,201
2,280,554

Total	―	895,230	5,091,325,199
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) December 3	40	227,487
Total	―	40	227,487
Total amount	895,270		5,091,552,686

3.	Status of Shares Held in Treasury
(as of December 31, 2020)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	24,670,705

- EOF -

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